

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2018

Douglas E. Onsi
Chief Financial Officer
Leap Therapeutics, Inc.
47 Thorndike Street
Suite B1-1
Cambridge, MA 02141

      Re: Leap Therapeutics, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018
           Filed May 11, 2018
           File No. 001-37990

Dear Mr. Onsi:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2018

Exhibits 31.1 and 31.2

1.   The officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b) as required by Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-Q containing full Item 4 disclosure as well as the company's financial statements that includes correct certifications.

Douglas E. Onsi
Leap Therapeutics, Inc.
July 25, 2018
Page 2

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or Ibolya Ignat at (202) 551-3636 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance